Issuer Free Writing Prospectus dated July 13, 2011

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated July 6, 2011

Registration Statement No. 333-173022

SunCoke Energy, Inc.

11,600,000 Shares

This free writing prospectus relates only to the shares of common stock described below and should be read together with the Preliminary Prospectus dated July 6, 2011 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 4 to the Registration Statement on Form S-1 (Registration No. 333-173022) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. To review a filed copy of the Registration Statement, click on the following link: http://www.sec.gov/Archives/edgar/data/1514705/000119312511182270/ds1a.htm

Recent Developments

Preliminary second quarter 2011 results are expected to be as follows:

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For the second quarter 2011, we expect to report total revenues in the range of $375 million to $380 million compared to $349.3 million in the second quarter of 2010 and $333.3 million in the first quarter of 2011. As compared to the second quarter of 2010, the increase in total revenues was primarily due to an increase in coke sales volumes and an increase in third party coal sales. These factors were offset by a lower sales price in the Jewell Coke segment that resulted from contractual amendments with ArcelorMittal that became effective in the first quarter of 2011. As compared to the first quarter of 2011, the increase in total revenues was primarily due to increased coke sales volumes in the Other Domestic Coke segment, primarily Indiana Harbor.

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For the second quarter 2011, we expect to report net income in the range of $20 million to $23 million compared to $47.6 million in the second quarter of 2010 and $5.7 million in the first quarter of 2011. As compared to the second quarter of 2010, the decrease in net income was largely driven by lower operating margins in the Jewell Coke segment that resulted from contractual amendments with ArcelorMittal that became effective in the first quarter of 2011 and higher corporate expenses associated with public company readiness, increased headcount and relocation costs. As compared to the first quarter of 2011, the increase in net income was largely due to the absence of a loss on a firm purchase commitment recorded in the first quarter and improved operating conditions at Indiana Harbor offset by higher corporate expenses, specifically relocation and compensation costs.

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For the second quarter 2011, we expect to report Adjusted EBITDA in the range of $35 million to $38 million compared to $68.7 million in the second quarter of 2010 and $26.6 million in the first quarter of 2011. Drivers impacting net income comparisons have a similar impact on Adjusted EBITDA comparisons.

The estimated ranges for the quarter ended June 30, 2011 are preliminary and may change. We and our auditors have not begun our normal quarterly review procedures for the quarter ended June 30, 2011, and there can be no assurance that our final results for this quarterly period will not differ from these estimates. Any such changes could be material. These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with GAAP. In addition, these preliminary results of operations for the three months ended June 30, 2011, are not necessarily indicative of the results to be achieved for the remainder of 2011 or any future period.

EBITDA represents earnings before interest, taxes, depreciation, depletion and amortization. Our EBITDA for all periods presented reflects sales discounts included as a reduction in sales and other operating revenue in our combined statements of income. These sales discounts represent the sharing with our customers of a portion of nonconventional fuels tax credits, which reduce our income tax expense. However, we believe that our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit which is not included in EBITDA. Accordingly, in computing our Adjusted EBITDA, we have added back these sales discounts. Our Adjusted EBITDA also reflects the deduction of income attributable to noncontrolling interests in our Indiana Harbor cokemaking operations. As a result of these adjustments, our Adjusted EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do. Adjusted EBITDA does not represent and should not be considered an alternative to net income under GAAP. Below is a reconciliation of net income to EBITDA and Adjusted EBITDA (in millions):

	Three months ended June 30,			Three months ended
	2011 Low	2011 High	2010 actual	March 31, 2011
Net Income	$20	$23	$47.6	$5.7
Add: Depreciation, depletion and amortization	15	15	11.1	13.0
Subtract: Interest income, net	(4)	(5)	(4.5)	(4.5)
Add: Income tax expense	3	4	14.8	3.1

EBITDA	34	37	69.0	17.3
Add: Sales discounts provided to customers due to sharing of nonconventional fuels tax credits	3	3	3.0	3.1
Add (Subtract): Net (income) loss attributable to noncontrolling interests	(2)	(2)	(3.3)	6.2

Adjusted EBITDA	$35	$38	$68.7	$26.6

Non-GAAP Disclosure

This document includes one financial measure, Adjusted EBITDA, which we use in our business and is not calculated or presented in accordance with GAAP, but we believe such measure is useful to help investors understand our results of operations. We explain this measure and reconcile it to our net income, which is its most directly comparable financial measure calculated and presented in accordance with GAAP.

Forward-Looking Statements

This document contains forward-looking information including certain of our expectations for the quarter ended June 30, 2011. Forward-looking statements include all statements that are not historical facts and may be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions. These forward-looking statements are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control, that could significantly affect current plans and expectations and our future financial position and results of operations. These factors include, but are not limited to:

•	changes in levels of production, production capacity, pricing and/or margins for metallurgical coal and coke;

•	variation in availability, quality and supply of metallurgical coal used in the cokemaking process, including as a result of non-performance by our suppliers;

•	effects of railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

•	changes in the marketplace that may affect supply and demand for our metallurgical coal and/or coke products;

•	our relationships with, and other conditions affecting, our customers;

•	the deferral of contracted shipments of coal, or coke, by our customers;

•	severe financial hardship or bankruptcy of one of more of our major customers, or the occurrence of other events affecting our ability to collect payments from our customers;

•	volatility and cyclical downturns in the carbon steel industry and other industries in which our customers operate;

•	our ability to secure new coal supply agreements or to renew existing coal supply agreements;

•	our ability to enter into new long-term agreements, upon favorable terms, for the supply of metallurgical coke to domestic and/or foreign steel producers;

•	our ability to acquire or develop coal reserves in an economically feasible manner;

•	defects in title or the loss of one or more mineral leasehold interests;

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effects of geologic conditions, weather, natural disasters and other inherent risks beyond our control, on both our coal mining operations and/or cokemaking facilities; and the supply and demand for our coal and coke production;

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age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in our coal mining and/or cokemaking operations, and in the operations of our major customers and/or suppliers;

•	changes in the expected operating levels of our assets;

•	our ability to meet minimum volume requirements, coal-to-coke yield standards and coke quality requirements in our coke sales agreements;

•	disruptions in the quantities of coal produced by our contract mine operators;

•	our ability to obtain and renew mining permits, and the availability and cost of surety bonds needed in our coal mining operations;

•	availability of skilled employees for our coal mining and/or cokemaking operations, and other workplace factors;

•	changes in the level of capital expenditures or operating expenses, including any changes in the level of environmental capital, operating or remediation expenditures;

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effects of adverse events relating to the operation of our facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	changes in product specifications for either the coals or coke that we produce;

•	ability to identify acquisitions, execute them under favorable terms and integrate them into our existing businesses and have them perform at anticipated levels;

•	ability to enter into joint ventures and other similar arrangements under favorable terms;

•	changes in the availability and cost of equity and debt financing;

•	our ability to service our outstanding indebtedness;

•	our ability to comply with the restrictions imposed by our financing arrangements;

•	impact on our liquidity and ability to raise capital as a result of changes in the credit ratings assigned to our indebtedness;

•	changes in credit terms required by our suppliers;

•	changes in insurance markets impacting costs and the level and types of coverage available, and the financial ability of our insurers to meet their obligations;

•	changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for inventories, leases and/or pensions;

•	changes in financial markets impacting pension expense and funding requirements;

•	risks related to labor relations and workplace safety;

•	nonperformance or force majeure by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners;

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations, including those relating to the environment and global warming;

•	the accuracy of our estimates of reclamation and other mine closure obligations;

•	the existence of hazardous substances or other environmental contamination on property owned or used by us;

•	the availability of future permits authorizing the disposition of certain mining waste;

•	claims of our noncompliance with any statutory and regulatory requirements;

•	changes in the status of, or initiation of new litigation, arbitration, or other proceedings to which we are a party or liability resulting from such litigation, arbitration, or other proceedings;

•	the possibility that Sunoco may not effect its currently intended distribution of its remaining equity stake in our company;

•	conflicts of interests due to Sunoco’s controlling interest in us and the limited liability of our directors and officers for breach of fiduciary duty;

•	historical combined and pro forma financial data may not be reliable indicator of future results;

•	incremental costs as a stand-alone public company;

•	our substantial indebtedness;

•	certain covenants in our debt documents; and

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substantial fluctuation in the price of our common stock, the absence of an active trading market for our common stock or the future sale of our common stock or the perception that such a sale could occur.

The factors identified above are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made herein. Other factors not discussed herein could also have material adverse effects on us. All forward-looking statements included herein are expressly qualified in their entirety by the foregoing cautionary statements. We do not intend to update any forward-looking statement after the date of this document, except as required by applicable law.

Availability of Prospectus

SunCoke has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SunCoke has filed with the SEC for more complete information about SunCoke and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a prospectus may be obtained from Credit Suisse by calling 1-800-221-1037, BofA Merrill Lynch by calling 1-866-500-5408, or Goldman, Sachs & Co. by calling 1-866-471-2526.

The information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This information does not purport to be a complete description of the securities or of the offering. Please refer to the Preliminary Prospectus, as amended hereby, for a complete description.